====================+===========================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                  CDNOW, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                  NO PAR VALUE
                         (Title of Class of Securities)

                            -----------------------


                                     125086
                                 (CUSIP Number)

                               BERTELSMANN, INC.
                             BINC ACQUISITION CORP.
                      (Names of Persons Filing Statement)

                              Robert J. Sorrentino
                               Bertelsmann, Inc.
                                 1540 Broadway
                               New York, NY 10036
                            Tel. No.: (212) 787-1130
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 July 19, 2000
                    (Date of Event which Requires Filing of
                                this Statement)

                            -----------------------


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

+===============================================================================

                                  SCHEDULE 13D

CUSIP No.  125086                                              Page 2 of 9 Pages
-----------------                                              -----------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BERTELSMANN, INC.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              DE
--------------------------------------------------------------------------------
              NUMBER OF SHARES          7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH
                                        ----------------------------------------
                                        8     SHARED VOTING POWER

                                              5,920,050
                                        ----------------------------------------
                                        9     SOLE DISPOSITIVE POWER

                                        ----------------------------------------
                                       10     SHARED DISPOSITIVE POWER

                                              5,920,050
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,920,050
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 125086                                               Page 3 of 9 Pages
----------------                                               -----------------

--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BINC ACQUISITION CORP.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------

      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------

      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              PA
--------------------------------------------------------------------------------

              NUMBER OF SHARES          7     SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH
            REPORTING PERSON WITH       ----------------------------------------
                                        8     SHARED VOTING POWER

                                              5,920,050
                                        ----------------------------------------
                                        9     SOLE DISPOSITIVE POWER

                                        ----------------------------------------
                                       10     SHARED DISPOSITIVE POWER

                                              5,920,050
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,920,050
--------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

     Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, no par value (the "Shares"), of CDnow, Inc., a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1005 Virginia Drive, Ft. Washington, Pennsylvania 19034.

   Item 2.  Identity and Background.

     (a)-(c) and (f)The names of the persons filing this statement are Bertelsmann, Inc., a Delaware corporation ("Bertelsmann") and BINC Acquisition Corp., a Pennsylvania corporation ("BINC"). Bertelsmann and BINC are hereinafter sometimes referred to as the "Reporting Persons". Each of Bertelsmann and BINC is a wholly- owned subsidiary of Bertelsmann AG, corporation organized under the laws of the Federal Republic of Germany.

     The address of the principal business and the principal office of Bertelsmann is 1540 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Bertelsmann is set forth on Schedule A. Bertelsmann is the U.S. holding company for companies that are principally engaged in the following sectors: book and magazine production and publishing; printing; music and entertainment; TV, film and radio; and "new media".

     The address of the principal business and the principal office of BINC is 1540 Broadway, New York, New York 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BINC is set forth on Schedule B. BINC is newly-formed corporation organized for the purposes of consummating the offer and the merger described in Item 4.

     (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

   Item 4.  Purpose of Transaction.

     On July 19, 2000, Bertelsmann, BINC and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). The merger agreement contemplates an acquisition of the Issuer by Bertelsmann (the "Acquisition") at a price of $3.00 per share in cash, which will be effected by (i) a tender offer (the "Offer") by BINC for all of the issued and outstanding Shares (other than the Shares owned by Bertelsmann or one of its subsidiaries or held by the Issuer as treasury stock), and (ii) a merger of BINC with and into the Issuer (the "Merger"). The Merger Agreement is attached as Exhibit 1.

     On July 19, 2000, Bertelsmann entered into a Shareholder Agreement with Jason Olim, president and chief executive officer and a director of the Issuer, and Matthew Olim, a director and Technical Lead of the Issuer (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, on the terms set forth therein, each of Jason Olim and Matthew Olim has agreed to tender and not withdraw his Shares in the Offer and to vote his Shares in favor of the Merger Agreement and the Merger at any meeting of the Issuer's shareholders called for that purpose. In addition, each of Jason Olim and Matthew Olim has granted Bertelsmann a proxy to vote his Shares in favor of the Merger Agreement and the Merger. As of July 19, 2000, Jason Olim owned 2,960,025 Shares and Matthew Olim owned 2,960,025 Shares, representing collectively 18.0% of the then outstanding Shares. The Shareholder Agreement is attached as Exhibit 2.

     On July 19, 2000, Bertelsmann and the Issuer entered into a Convertible Loan Agreement (the "Convertible Loan Agreement"). Pursuant to the Convertible Loan Agreement, Bertelsmann has agreed to make to the Issuer (i) a term loan in an amount of up to approximately $30,000,000, and (ii) working capital loans in an aggregate principal amount not to exceed $12,000,000. On the terms of the Convertible Loan Agreement, loans made thereunder are convertible into Shares at a conversion price of $1.50 per Share up to a maximum of 49% of the outstanding Shares on a fully diluted basis. The Convertible Loan Agreement is attached as Exhibit 3. Pursuant to a Guarantee and Collateral Agreement dated July 19, 2000 between Bertelsmann, the Issuer and certain subsidiaries of the Issuer (the "Guarantee and Collateral Agreement"), all obligations of the Issuer under the Convertible Loan Agreement are secured by substantially all of the assets of the Issuer and all of the Issuer's domestic subsidiaries and guaranteed by all of the Issuer's domestic subsidiaries. The Guarantee and Collateral Agreement is attached as Exhibit 4. The Issuer has granted Bertelsmann three demand registrations and unlimited piggy-back registrations with respect to the Shares issuable upon conversion of the Convertible Loan Agreement pursuant to a Registration Rights Agreement, dated as of July 19, 2000, between Bertelsmann and the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement is attached as Exhibit 5.

   Item 5.  Interest in Securities of the Issuer.

     (a)(i) Bertelsmann has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,920,050 Shares, representing approximately 18% of the outstanding Shares of the Issuer.

     (a)(ii) BINC has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 5,920,050 Shares, representing approximately 18% of the outstanding Shares of the Issuer.

     Except as set forth in this Item 5(a) and in Item 5(c), neither of the Reporting Persons, nor any other person controlling any Reporting Person nor, to the best knowledge of any Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b)(i) Bertelsmann has shared power to vote and dispose of 5,920,050
Shares.

     (b)(ii) BINC has shared power to vote and dispose of 5,920,050 Shares.

     (c) On June 27, 2000, Thomas D. Coiro, Vice President of Corporate Benefits of Bertelsmann, purchased 200 Shares at a purchase price of $2 13/16 per Share in an open market transaction. Except for the 5,920,050 Shares subject to the Shareholder Agreement described in Item 4 above and as described in this Item 5(c), during the past sixty days, neither the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B has effected any transactions in the Shares.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

     Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger dated as of July 19, 2000 between the Bertelsmann, BINC and the Issuer. *

     Exhibit 2: Shareholder Agreement dated as of July 19, 2000, between Bertelsmann and Jason Olim and Matthew Olim.*

     Exhibit 3: Convertible Loan Agreement, dated as of July 19, 2000, between Bertelsmann, as Lender, and the Issuer, as Borrower.*

     Exhibit 4: Guarantee and Collateral Agreement dated July 19, 2000 among the Issuer and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.*

     Exhibit 5: Registration Rights Agreement dated as of July 19, 2000, between Bertelsmann and the Issuer.*

------------------
* Incorporated by reference to the Tender Offer Statement on Schedule TO of Bertelsmann and BINC filed with the Commission on July 26, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: July 28, 2000



                                              BERTELSMANN, INC.



                                              By:  /s/ Robert J. Sorrentino
                                                  ------------------------------
                                                  Name:  Robert J. Sorrentino
                                                  Title: President and CEO


                                              BINC ACQUISITION CORP.



                                              By:   /s/ Robert J. Sorrentino
                                                  ------------------------------
                                                  Name:  Robert J. Sorrentino
                                                  Title: Director and President

                                                                      SCHEDULE A


             DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN, INC.



      The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of Bertelsmann, Inc. and certain other information are set forth below. All directors and officers listed below are citizens of Germany, unless otherwise indicated. Directors are identified by an asterisk.



                                       Current-Principal-Occupation-or-Employment              Period Served
Name and Business Address                   and Five-Year Employment History          Age    In Such Office(s)
--------------------------------       ------------------------------------------     ----   -----------------
Michael Dornemann *                    President and CEO, BMG Music                    54      1987 to 1998
BMG Entertainment                      Chairman, BMG Music                                     1989 to date
1540 Broadway                          Director and Member of the Executive                    1988 to date
New York, NY 10036                        Committee of the Board of Directors,
                                          Bertelsmann, Inc.
                                       Member of the Executive Board,                          1985 to date
                                          Bertelsmann AG
Siegfried Luther *                     Chief Financial Officer, Bertelsmann AG         55      1990 to date
Bertelsmann AG                         Director and Member of the Executive                    1990 to date
Carl-Bertelsmann Str. 270                 Committee of the Board of Directors,
33311 Gutersloh Germany                   Bertelsmann, Inc.
                                       Chief Financial Officer, Bertelsmann, Inc.              1998 to date
Robert J. Sorrentino *1                Partner, Coopers & Lybrand                      46      1994 to 1996
Bertelsmann, Inc.                      Vice President, Taxes, Bertelsmann, Inc.                1996 to 1997
1540 Broadway                          Executive Vice President and Chief                      1997 to 1998
New York, NY 10036                        Operating Officer, Bertelsmann, Inc.
                                       President and CEO, Director and Member                  1998 to date
                                          of the Executive Committee of the Board
                                          of Directors, Bertelsmann, Inc.
Aydin S. Caginalp *1                   Partner, Walter Conston Alexander &             49      1984 to date
Walter Conston Alexander & Green,         Green, P.C.
P.C.                                   Director and Secretary, Bertelsmann, Inc.               1998 to date
90 Park Avenue
New York, NY 10016

Thomas Middelhoff *                    Member of the Executive Board,                  47      1994 to 1998
Bertelsmann AG                            Bertelsmann AG
Carl-Bertelsmann Str. 270              President and CEO and Chairman of the                   1998 to date
33311 Gutersloh Germany                   Board of Bertelsmann AG                              1998 to date
                                       Chairman of the Board, Bertelsmann, Inc.

--------
 1  Citizen of the United States.


                                      A-1



                                       Current-Principal-Occupation-or-Employment              Period Served
Name and Business Address                   and Five-Year Employment History          Age    In Such Office(s)
--------------------------------       ------------------------------------------     ----   -----------------
Gerd Schulte-Hillen *                  Deputy Chairman of the Executive Board,         59      1987 to date
Bertelsmann AG                            Bertelsmann AG
Carl-Bertelsmann Str. 270              Director and Vice Chairman of the Board,                1991 to date
33311 Gutersloh Germany                   Bertelsmann, Inc.

K. Peter Blobel                        Executive Vice President and General            52      1995 to date
Bertelsmann AG                            Auditor, Bertelsmann AG                              1998 to date

Carl-Bertelsmann Str. 270              Executive Vice President, Internal Audit,
33311 Gutersloh Germany                   Bertelsmann, Inc.

Jacqueline Chasey1                     Vice President, Legal Affairs and Assistant     48      1994 to date
Bertelsmann, Inc.                         Secretary, Bertelsmann, Inc.
1540 Broadway
New York, NY 10036

Thomas Coiro1                          Vice President, Corporate Benefits,             52      1993 to date
Bertelsmann, Inc.                         Bertelsmann, Inc.
1540 Broadway
New York, NY 10036

Gert Stuerzebecher                     Vice President, Corporate Management            41      1994 to 1999
Bertelsmann, Inc.                         Development, Bertelsmann AG
1540 Broadway                          Vice President, Corporate Management                    1999 to date
New York, NY 10036                        Development, Bertelsmann, Inc.

William Tung1                          Vice President, Corporate Real Estate           50      1994 to date
Bertelsmann, Inc.
1540 Broadway
New York, NY 10036

Liz Young1                             Director, Corporate Liaison and Research        40      1990 to 1997
Bertelsmann, Inc.                         Group, Mazda (North America), Inc.
1540 Broadway                          Executive Director, Marketing and                       1997 to 1998
New York, NY 10036                        Communications, CIBC Oppenheimer
                                       Vice President, Corporate Communications,               1998 to date
                                          Bertelsmann, Inc.
-------------------
1    Citizen of the United States.

                                                                      SCHEDULE B


           DIRECTORS AND EXECUTIVE OFFICERS OF BINC ACQUISITION CORP.


     The name, business address, current principal occupation or employment and five-year employment history of each director and executive officer of BINC Acquisition Corp. and certain other information are set forth below. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.


                                       Current-Principal-Occupation-or-Employment              Period Served
Name and Business Address                   and Five-Year Employment History          Age    In Such Office(s)
--------------------------------       ------------------------------------------     ----   -----------------
Jacqueline Chasey *                    Vice President, Legal Affairs and Assistant     48      1994 to date
Bertelsmann, Inc.                         Secretary, Bertelsmann, Inc.
1540 Broadway                          Director and Secretary, BINC Acquisition                July 18, 2000 to date
New York, NY 10036                        Corp.

Robert J. Sorrentino *                 Partner, Coopers & Lybrand                      46      1994 to 1996
Bertelsmann, Inc.                      Vice President, Taxes, Bertelsmann, Inc.                1996 to 1997
1540 Broadway                          Executive Vice President and Chief                      1997 to 1998
New York, NY 10036                        Operating Officer, Bertelsmann, Inc.
                                       President and CEO, Director and Member                  1998 to date
                                          of the Executive Committee of the Board
                                          of Directors, Bertelsmann, Inc.
                                       Director and President, BINC Acquisition                July 18, 2000 to date
                                          Corp.


                                      B-1